UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of Sanwa Capital Finance 1 Limited

Tokyo, May 15, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) announced today that MUFG has decided to liquidate Sanwa Capital Finance 1 Limited, a subsidiary of MUFG.

1.	Outline of Sanwa Capital Finance 1 Limited

(1) Address:	the offices of M&C Corporate Services Limited, P.O. Box 309GT,
Ugland House, South Church Street, George Town, Grand Cayman,
Cayman Islands, British West Indies

(2) Director:	Hiroyuki Nakagawa

(3) Capital:	JPY 485,492

(4) Main business:	Finance

2.	Reason for liquidation

The preferred securities issued by Sanwa Capital Finance 1 Limited were redeemed in January 2006. Consequently, it has been decided to liquidate Sanwa Capital Finance 1 Limited.

3.	Timing of liquidation

Liquidation is expected to be completed around the end of September 2006.

4.	Impact on MUFG’s business forecast

The effects of this event, if any, will be taken into account in MUFG’s business forecast for the fiscal year ending March 31, 2007, which will be announced at the time of the announcement of business results for the fiscal year ended March 31, 2006.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651